Exhibit 99.1

For Immediate Release

Contact:	NexTier Bank	Richard J. Krauland, President & CEO, rkrauland@nextierbank.com
724-548-9227
Maria Smathers, SVP, Marketing, msmathers@nextierbank.com
412-996-1954 (C) or 724-538-2261 (O)

	Eureka Bank	Edward F. Seserko, President & CEO, efseserko@eurekabancorp.com
412-681-8400 (O)

NexTier Bank and Eureka Bank to Merge

BUTLER, PA and PITTSBURGH, PA September 3, 2015 – NexTier, Inc., the holding company for NexTier Bank, N.A. and Eureka Financial Corp., the holding company for Eureka Bank, jointly announced today the signing of a definitive merger agreement that will result in a combined community banking franchise with total assets in excess of $1.1 billion and 26 branches located throughout Southwestern Pennsylvania. The combined company will operate under the NexTier Bank brand. Richard J. Krauland, NexTier Bank’s President and Chief Executive Officer will lead the new institution as CEO.

Under the terms of the agreement shareholders of Eureka Financial Corp. will receive approximately $35 million in cash, or $28.50 per share. The agreement was unanimously approved by the Boards of Directors of NexTier, Inc. and Eureka Financial Corp.

The transaction is subject to approval by the shareholders of Eureka Financial Corp., as well as customary regulatory approvals, including the Office of the Comptroller of the Currency. Pending the receipt of regulatory and shareholder approvals, the merger is expected to close in the first quarter of 2016.

With twenty-four branches and $983 million in assets as of June 30, 2015, NexTier brings a strong small business and retail banking focus to the combined bank. “Community banks continue to be an integral part of the financial services landscape in serving both small businesses and the retail banking market. We believe our merger with Eureka Bank will enhance our capabilities to provide a variety of financial services to communities in Southwestern PA,” said Krauland.

Eureka Bank has established an expertise in retail banking that will continue in the combined bank. “Our history in our community dates back to 1886,” said Edward F. Seserko President and CEO of Eureka Bank. “The two banks are very complementary. The ability to remain a community oriented bank serving the Pittsburgh market was important to us. We look forward to partnering with the NexTier team as we combine our organizations.” Mr. Seserko will assist in the transition of the combined companies. “We see the transaction as an opportunity to offer additional products and a larger branch network, one that we believe will be well received by our customers.”

The combined bank plans to maintain its headquarters in Butler while retaining branch staff in each geographic market. Based on June 30, 2015 financials, the combined bank will have total loans of $806 million, $991 million in deposits, and will service more than 40,000 deposit and loan accounts through 26 branches in Armstrong, Butler and Allegheny Counties.

Cohen & Grigsby, P.C. served as legal counsel to NexTier, Inc. Eureka Financial Corp. was advised in this transaction by Sandler O’Neill + Partners, L.P. and its legal counsel was Kilpatrick Townsend & Stockton, LLP.

About NexTier Inc.

NexTier Inc. serves the western Pennsylvania region with corporate offices in Kittanning. NexTier, Inc. includes NexTier Bank, NexTier Wealth Management, and ESS NexTier Insurance. NexTier Bank has 24 community offices throughout northern Allegheny, Butler and Armstrong counties. As of June 30, 2015, NexTier, Inc. reported total assets of $983 million, total loans of $671 million and total deposits of $862 million. www.nextierbank.com

About Eureka Financial Corp.

Eureka Financial Corp., a savings and loan holding company headquartered in Pittsburgh, is the parent company of Eureka Bank. Eureka Bank is a community and retail oriented federal stock savings bank with two community offices in Allegheny County, and headquarters in Oakland (Pittsburgh). As of June 30, 2015, Eureka Financial Corp. reported total assets of $155 million, total loans of $135 million and total deposits of $129 million. www.eurekabancorp.com

Special Note Concerning Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond our ability to control or predict, could cause actual results to differ materially from forward-looking statements. These factors include, among others, the following: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Eureka’s stockholders, on the expected terms and schedule; delay in closing the merger; changes in interest rates; national and regional economic conditions; legislative and regulatory changes; monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the size, quality and composition of the loan or investment portfolios; demand for loan products; deposit flows; competition; demand for financial services in our market area; changes in real estate market values in our market area; and changes in relevant accounting principles and guidelines. Additional factors are discussed under “Item 1A – Risk Factors” in Eureka’s Annual Report on Form 10-K for the year ended September 30, 2014 filed with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional Information About the Merger and Where to Find It

This press release does not constitute a solicitation of proxies.

In connection with the proposed merger transaction, Eureka will file with the Securities and Exchange Commission a Proxy Statement, as well as other relevant documents concerning the proposed transaction. Stockholders of Eureka are urged to read the Proxy Statement regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

A free copy of the Proxy Statement, as well as other filings containing information about Eureka, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Eureka at www.eurekabancorp.com under the tab “About Us” and then “Stock Information” then “Investor Relations.” Copies of the Proxy Statement can also be obtained, free of charge, by directing a request to Investor Relations, Eureka Financial Corp., 3455 Forbes Avenue, Pittsburgh, PA 15213

Participants in the Solicitation

Eureka and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Eureka in connection with the proposed merger. Information about the directors and executive officers of Eureka is set forth in the proxy statement for Eureka’s 2015 annual meeting of stockholders, as filed with the SEC on Schedule 14A on December 30, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.